                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF AUGUST, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                     -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No       X
              -----------        -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.


Form 6-K for the month of August, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of July and Cumulative for 7 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of June 2002 Relative to Industry Results or Levels, Compared with Prior Year Periods.








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                                                                      [CNH LOGO]

                                CNH Global N.V.
                                ---------------

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
          During the Month of July and Cumulative for 7 Months, 2002,
            And Indicators of North American Dealer Inventory Levels
          for Selected Agricultural Equipment at the End of June 2002
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (`AEM') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.


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Page 2                        CNH Global N.V.                July N.A. Activity

-------------------------------------------------------------------------------------------------------------------------
                                       SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
-------------------------------------------------------------------------------------------------------------------------
                                TOTAL NORTH AMERICAN                            CNH RELATIVE PERFORMANCE
CATEGORY                              INDUSTRY                                        (ALL BRANDS)
-------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF JULY 2002
-------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)              + 36.6%            up low double digits, but moderately less than the industry
-------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)              + 8.5%                              down mid double digits
-------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)               (13.4%)             down low double digits, slightly more than the industry
-------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                  (44.4%)                   down, significantly more than the industry
-------------------------------------------------------------------------------------------------------------------------
Total tractors                         + 21.8%                              down, mid single digits
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Combines                                (39.6%)                           down, equal to the industry
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                         (26.8%)                     down, moderately more than the industry
-------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                       (5.9%)            down low single digits, slightly better than the industry
-------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                  (12.8%)            down mid double digits, moderately more than the industry
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
7 MONTHS, 2002
-------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)              + 12.1%               up low double digits, slightly more than the industry
-------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)              + 2.7%                              down low double digits
-------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)               (14.7%)           down mid single digits, moderately better than the industry
-------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                  (19.7%)            down mid double digits, moderately more than the industry
-------------------------------------------------------------------------------------------------------------------------
Total tractors                          + 5.2%                                       flat
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Combines                                (21.4%)                               up mid single digits
-------------------------------------------------------------------------------------------------------------------------

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Loader/backhoes                         (16.7%)                         down, in line with the industry
-------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                      (12.9%)                      down, slightly more than the industry
-------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                   (7.2%)                           down, equal to the industry
-------------------------------------------------------------------------------------------------------------------------

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DEALER INVENTORIES:
END OF JUNE 2002
-------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)           5.8 months supply              more than 1 month lower than the industry
-------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)          5.6 months supply              more than 1 month lower than the industry
-------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)           4.2 months supply                   1 month lower than the industry
-------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors              3.2 months supply               about 1/2 month higher than the industry
-------------------------------------------------------------------------------------------------------------------------
Total  tractors                     5.5 months supply                   1 month lower than the industry
-------------------------------------------------------------------------------------------------------------------------

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Combines                            3.5 months supply               about 1/2 month higher than the industry
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

Dated:  August 14, 2002

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                             JULY 2002 FLASH REPORT
                             U.S. UNIT RETAIL SALES

                       (Report released August 12, 2002)

                                                                                                                  June 2002
                             July            July                                                                 U.S. Field
Equipment                    2002            2001           % Chg.    Y-T-D 2002     Y-T-D 2001          % Chg.   Inventory
-----------------------------------------------------------------------------------------------------------------------------
2 WHEEL DRIVE
-----------------------------------------------------------------------------------------------------------------------------
Under 40 HP                  11,860          8,571           38.40%      64,324         57,175           12.50%      45,322
-----------------------------------------------------------------------------------------------------------------------------
40 & Under 100 HP             5,642          5,106           10.50%      32,897         32,009            2.80%      25,428
-----------------------------------------------------------------------------------------------------------------------------
100 HP & Over                   807            999          -19.20%       8,643         10,712          -19.30%       5,246
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                        18,309         14,676           24.80%     105,864         99,896            6.00%      75,996
-----------------------------------------------------------------------------------------------------------------------------

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4 WHEEL DRIVE                   117            214          -45.30%       1,718          2,256          -23.80%         798
-----------------------------------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL             18,426         14,890           23.70%     107,582        102,152            5.30%      76,794
TRACTORS
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
COMBINES                        334            561          -40.50%       2,318          2,980          -22.20%       1,549
  (Self-Propelled)
-----------------------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Association of Equipment Manufacturers.]

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available.

Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Mary Matimore at 312-321-1470.


             Chicago Office                    (C) AEM 2002 -- Association of Equipment                 Milwaukee Office
   10 S. Riverside Plaza Suite 1220                           Manufacturers                    111 E. Wisconsin Ave. Suite 1000
          Chicago, IL 60606-3710                       Toll Free:  866-AEM-0442                    Milwaukee, WI 53202-4806
Phone:  312-321-1470 Fax:  312-321-1480                                                     Phone:  414-272-0943 Fax:  414-272-1170

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INDUSTRY TRENDS

                           CANADIAN AG FLASH REPORTS
--------------------------------------------------------------------------------
                             JULY 2002 FLASH REPORT
                            CANADA UNIT RETAIL SALES
                       (Report released August 14, 2002)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month. These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories.

These data are subject to revision from time to time and caution should be maintained when using the data for any purpose


-------------------------------------------------------------------------------------------------------------------------
                                       JULY                                  JULY                            JUNE
                                                                         YEAR-TO-DATE
-------------------------------------------------------------------------------------------------------------------------
                                                                                                       2002       2001
EQUIPMENT                  2002        2001            %       2002          2001             %      CANADIAN   CANADIAN
                                                      CHG.                                   CHG.    (FIELD)     (FIELD)
                                                                                                    INVENTORY   INVENTORY
-------------------------------------------------------------------------------------------------------------------------
2 WHEEL
TRACTORS
-------------------------------------------------------------------------------------------------------------------------
Under 40 HP                561          519           8.1%      3,103        2,985           4.0%      3,135        3,345
-------------------------------------------------------------------------------------------------------------------------
40& Under 100              547          600          -8.8%      3,874        3,793           2.1%      3,491        3,811
HP
-------------------------------------------------------------------------------------------------------------------------
100 HP & Over              262          235          11.5%      2,298        2,114           8.7%      1,460        1,287
-------------------------------------------------------------------------------------------------------------------------
TOTAL                    1,370        1,354           1.2%      9,275        8,892           4.3%      8,086        8,443
-------------------------------------------------------------------------------------------------------------------------

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4 WD TRACTORS               18           29         -37.9%        395          375           5.3%        170          173
-------------------------------------------------------------------------------------------------------------------------

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TOTAL FARM
WHEEL TRACTORS           1,388        1,383           0.4%      9,670        9,267           4.3%      8,256        8,616
-------------------------------------------------------------------------------------------------------------------------

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COMBINES
(Self-Propelled)            73          113         -35.4%        385          457         -15.8%        513          615
-------------------------------------------------------------------------------------------------------------------------

             Chicago Office                   (C) AEM 2002 -- Association of Equipment                  Milwaukee Office
   10 S. Riverside Plaza Suite 1220                         Manufacturers                      111 E. Wisconsin Ave. Suite 1000
          Chicago, IL 60606-3710                      Toll Free:  866-AEM-0442                     Milwaukee, WI 53202-4806
Phone:  312-321-1470 Fax:  312-321-1480       Click here to read our Legal and Privacy      Phone:  414-272-0943 Fax:  414-272-1170
                                                            Information
                                                             Contact Us



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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.



                                             By: /S/ DEBRA E. KUPER
                                                 -------------------------------
                                                 Debra E. Kuper
                                                 Assistant Secretary



August 14, 2002